UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investor Contact	Media Contact
Kip E. Meintzer	Amber Rensen
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 650.628.2070
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD
SECOND QUARTER 2010 FINANCIAL RESULTS

●	Revenue: $261.1 million, representing a 17 percent increase year over year

●	Product Revenues: $103.9 million, representing a 25 percent increase year over year

●	Non-GAAP Operating Income: $144.7 million, representing a 24 percent increase year over year or 55 percent of revenues versus 52 percent a year ago

●	Non-GAAP EPS: $0.58, representing a 21 percent increase year over year

●	Cash Flow from Operations: $148.9 million, representing a 32 percent increase year over year

REDWOOD CITY, Calif., -- July 21, 2010 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the second quarter ended June 30, 2010.

“We experienced strong sales growth driven by 25% growth in product revenues.  This enabled us to exceed our revenue projections and achieve the top-end of our earning per share projections,” said Gil Shwed, chairman and chief executive officer of Check Point Software Technologies. “The growth in revenues came from all main product lines and geographies.”

Financial Highlights for the Second Quarter of 2010

●	Total Revenues: $261.1 million, an increase of 17 percent, compared to $223.6 million in the second quarter of 2009.
●	GAAP Operating Income: $122.1 million, an increase of 41 percent, compared to $86.7 million in the second quarter of 2009.
●
Non-GAAP Operating Income: $144.7 million, an increase of 24 percent, compared to $116.4 million in the second quarter of 2009. Non-GAAP operating margin was 55 percent, compared to 52 percent in the second quarter of 2009.

●
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $102.9 million, an increase of 36 percent, compared to $75.6 million in the second quarter of 2009. GAAP earnings per diluted share was $0.48, an increase of 33 percent, compared to $0.36 in the second quarter of 2009.

●
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $122.4 million, an increase of 21 percent, compared to $100.9 million in the second quarter of 2009.  Non-GAAP EPS was $0.58, an increase of 21 percent compared to $0.48 in the second quarter of 2009.

●	Deferred Revenues: As of June 30, 2010, we had deferred revenues of $414.8 million, an increase of 15 percent, compared to $362.1 million as of June 30, 2009.
●	Cash Flow: Cash flow from operations was $148.9 million, an increase of 32 percent compared to $112.7 million in the second quarter of 2009.
●	Share Repurchase Program: During the second quarter of 2010, we repurchased 1.5 million shares at a total cost of $50 million.
●	Cash Balances and Marketable Securities: $2,141 million as of June 30, 2010, an increase of $511 million compared to $1,630 million as of June 30, 2009.

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 2

Recent Business Highlights Include:

●
Introduction of Check Point Data Loss Prevention (DLP) solution – A new product category of network-based solutions that prevents leaks of sensitive data to unintended recipients outside the organization.

●
Acquisition of Liquid Machines – Acquired the Boston based company, a leader in data security with award-winning products for document encryption, secure sharing and protection of corporate data. The acquisition broadens Check Point’s extensive data security portfolio.

●
The New SmartEvent Software Blade – A unified security management solution for real-time event visibility across multiple security systems, including Firewall, Intrusion Prevention (IPS), Data Loss Prevention (DLP) and endpoints.

●	Significant Antivirus and URL Filtering Performance Improvements – Innovative streaming technology that dramatically increases software blade performance by up to 80 times for these operations.
●
Higher Performance for Entry Level & Mid-Range Appliances – Introduced new entry level appliances with Gigabit performance for under $800.  Also, expanded performance for our existing entry level and mid-range appliances (UTM-1 130, 270, 570, 1070 and 2070 series) with up to four times firewall performance and four times connections per second performance improvement.

●
New Free Firewall for Consumers – The new edition of ZoneAlarm Free Firewall includes DefenseNet services that analyze malware automatically through our cloud service.  The new ZoneAlarm edition already won key industry awards this quarter (see below).

Check Point Accolades:

●	PC Magazine Editors' Choice Award – Check Point ZoneAlarm Free Firewall
●	Five out of five stars from CNET – Check Point ZoneAlarm Free Firewall
●	Ten Best Web Support Sites of 2010 – Recognized by The Association of Support Professionals (ASP), an organization that focused on excellence in online service and customer support.
●	Network Security Vendor of the Year – Awarded by consulting firm, Frost & Sullivan in Malaysia
●	The Customer Care Award – Computerworld Singapore in the Firewall/VPN Solutions category
●	Best Product Awards – Check Point UTM-1 appliances, Check Point Firewall/VPN Blades and IPS Software Blades from Computerworld magazine in Hong Kong
●	Editor's Choice Award – Check Point UTM-1 Edge appliances selected by SMBWorld in the “SMB Security Solution” category
●	IT Product of 2010 Award – Check Point Abra, the innovative secure virtual workspace announced in the first quarter, selected by Computerworld magazine in the Czech Republic

Mr. Shwed concluded, “Our record second quarter results were a nice conclusion to the first half of the year.  We continued to execute and deliver top and bottom line growth while further expanding our product portfolio.”

Third Quarter Investor Conference Participation Schedule:

●	12th Annual Pacific Crest Technology Leadership Forum
August 9, 2010 – Vail, CO

●	Oppenheimer Annual Technology, Media & Telecommunications Conference
August 11, 2010 – Boston, MA

●	Morgan Keegan’s 2nd Annual Technology Conference
August 12, 2010 – New York, NY

●	Citi’s 2010 Global Technology Conference
September 7, 2010 – New York, NY

●	Deutsche Bank’s 2010 Technology Conference
September 14, 2010 – San Francisco, CA

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 3

Members of Check Point's management team will present at these conferences and will discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast at the company's web site. To view these presentations and access the most updated information on presenters and the schedule, please visit the Investor Relations section of the company's web site at http://www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 21, 2010 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 5, 2010 at the company's website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 353499, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

#

©2010 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, operating margin, net income and earnings per share, which are adjusted from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring and other acquisition related charges and the related tax affects. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.  Check Point’s management also believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$103,904	$82,801	$194,942	$154,545
Software updates, maintenance and services	157,187	140,840	311,226	264,108
Total revenues	261,091	223,641	506,168	418,653

Operating expenses:
Cost of products and licenses	16,287	15,045	32,792	22,731
Cost of software updates, maintenance and services	13,547	12,567	25,792	20,336
Amortization of technology	8,150	7,230	16,216	13,030
Total cost of revenues	37,984	34,842	74,800	56,097

Research and development	25,807	23,468	50,129	43,255
Selling and marketing	58,619	56,939	113,395	104,011
General and administrative	15,980	12,680	29,282	27,297
Restructuring and other acquisition related costs	588	9,034	588	9,034
Total operating expenses	138,978	136,963	268,194	239,694

Operating income	122,113	86,678	237,974	178,959
Financial income, net	7,133	8,130	14,326	16,543
Income before income taxes	129,246	94,808	252,300	195,502
Taxes on income	26,385	19,205	51,398	38,978
Net income	$102,861	$75,603	$200,902	$156,524

Earnings per share (basic)	$0.49	$0.36	$0.96	$0.75
Number of shares used in computing earnings per share (basic)	207,914	209,521	208,449	209,835

Earnings per share (diluted)	$0.48	$0.36	$0.95	$0.74
Number of shares used in computing earnings per share (diluted)	212,166	211,615	210,639	211,847

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELCTED GAAP MEASURES TO NON GAAP MEASURES

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$122,113	$86,678	$237,974	$178,959
Stock-based compensation (1)	9,080	7,271	18,013	15,074
Amortization of intangible assets (2)	12,893	13,453	25,656	22,346
Restructuring and other acquisition related costs (3)	588	9,034	588	9,034
Non-GAAP operating income	$144,674	$116,436	$282,231	$225,413

GAAP net income	$102,861	$75,603	$200,902	$156,524
Stock-based compensation (1)	9,080	7,271	18,013	15,074
Amortization of intangible assets (2)	12,893	13,453	25,656	22,346
Restructuring and other acquisition related costs (3)	588	9,034	588	9,034
Taxes on the above items (4)	(3,025)	(4,499)	(5,973)	(6,622)
Non-GAAP net income	$122,397	$100,862	$239,186	$196,356

GAAP Earnings per share (diluted)	$0.48	$0.36	$0.95	$0.74
Stock-based compensation (1)	0.05	0.03	0.10	0.07
Amortization of intangible assets (2)	0.06	0.07	0.12	0.11
Restructuring and other acquisition related costs (3)	0.00	0.04	0.00	0.04
Taxes on the above items (4)	(0.01)	(0.02)	(0.03)	(0.03)
Non-GAAP Earnings per share (diluted)	$0.58	$0.48	$1.14	$0.93

Number of shares used in computing Non-GAAP earnings per share (diluted)	212,166	211,615	210,639	211,847

(1) Stock-based compensation:
Cost of products and licenses	$17	$13	$28	$21
Cost of software updates, maintenance and services	231	107	458	300
Research and development	1,693	1,515	3,341	2,773
Selling and marketing	1,550	976	3,796	2,716
General and administrative	5,589	4,660	10,390	9,264
	9,080	7,271	18,013	15,074

(2) Amortization of intangible assets:
Amortization of technology	8,150	7,230	16,216	13,030
Research and development	685	-	1,370	-
Selling and marketing	4,058	6,223	8,070	9,316
	12,893	13,453	25,656	22,346

(3) Restructuring and other acquisition related costs	588	9,034	588	9,034

(4) Taxes on the above items	(3,025)	(4,499)	(5,973)	(6,622)
Total , net	$19,536	$25,259	$38,284	$39,832

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS
	June 30,	December 31,
	2010	2009
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$457,677	$414,085
Marketable securities	525,567	469,913
Trade receivables, net	164,106	283,668
Prepaid expenses and other current assets	31,795	34,544
Total current assets	1,179,145	1,202,210

Long-term assets:
Marketable securities	1,157,672	963,001
Property and equipment, net	37,616	38,936
Severance pay fund	6,241	6,314
Deferred tax asset, net	20,772	16,307
Other intangible assets, net	93,086	114,192
Goodwill	714,803	708,458
Other assets	17,609	20,176
Total long-term assets	2,047,799	1,867,384

Total assets	$3,226,944	$3,069,594

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$377,028	$384,255
Trade payables and other accrued liabilities	174,554	169,011
Total current liabilities	551,582	553,266

Long-term deferred revenues	37,728	41,005
Income tax accrual	139,500	132,908
Deferred tax liability, net	7,857	11,636
Accrued severance pay	10,759	11,061
	195,844	196,610

Total liabilities	747,426	749,876

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	553,224	527,874
Treasury shares at cost	(1,268,112)	(1,199,752)
Accumulated other comprehensive income	16,477	12,555
Retained earnings	3,177,155	2,978,267
Total shareholders’ equity	2,479,518	2,319,718
Total liabilities and shareholders’ equity	$3,226,944	$3,069,594
Total cash and cash equivalents and marketable securities	$2,140,916	$1,846,999

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$102,861	$75,603	$200,902	$156,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,734	2,223	3,575	5,035
Decrease in trade and other receivables, net	23,610	4,393	123,653	85,100

Increase in deferred revenues, trade payables and other accrued liabilities	1,740	16,159	2,149	9,275
Realized loss on marketable securities	-	-	-	1,896
Stock-based compensation	9,080	7,271	18,013	15,074
Amortization of intangible assets	12,893	13,453	25,656	22,346

Excess tax benefit from stock-based compensation	(1,127)	(2,043)	(2,960)	(4,514)
Deferred income taxes, net	(1,857)	(4,352)	(4,249)	(6,242)
Net cash provided by operating activities	148,934	112,707	366,739	284,494

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	(13,624)	(57,540)	(13,624)	(57,540)
Investment in property and equipment	(1,248)	(1,207)	(2,144)	(2,601)
Net cash used in investing activities	(14,872)	(58,747)	(15,768)	(60,141)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	1,938	18,514	33,998	42,303
Purchase of treasury shares	(50,000)	(49,998)	(100,000)	(102,286)
Excess tax benefit from stock-based compensation	1,127	2,043	2,960	4,514
Net cash used in financing activities	(46,935)	(29,441)	(63,042)	(55,469)

Unrealized gain on marketable securities, net	2,051	14,842	5,988	17,464

Increase in cash and cash equivalents and marketable securities	89,178	39,361	293,917	186,348

Cash and cash equivalents and marketable securities at the beginning of the period	2,051,738	1,590,819	1,846,999	1,443,832

Cash and cash equivalents, and marketable securities at the end of the period	$2,140,916	$1,630,180	$2,140,916	$1,630,180

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
July 21, 2010		Tal Payne
Chief Financial Officer

softwarebladesTM	©2010 Check Point Software Technologies Ltd. All rights reserved. Classification: [Restricted] ONLY for designated groups and individuals P. 9